Exhibit 2.37
MERGER AGREEMENT (“AGREEMENT”) ENTERED INTO BY AND BETWEEN SATELITES MEXICANOS, S.A. DE C.V. (“SATMEX”) HEREBY REPRESENTED BY MR. PABLO MANZUR Y BERNABEU, AND, SATMEX ESCROW, S.A. DE C.V. (“SATMEX ESCROW”), HEREBY REPRESENTED BY MESSRS. LUIS FERNANDO STEIN VELASCO Y PABLO MANZUR Y BERNABEU PURSUANT TO THE FOLLOWING REPRESENTATIONS AND CLAUSES:
REPRESENTATIONS
I. Satmex, through its special representative, hereby represents that:
(a) It is a corporation duly existing under the laws of the United Mexican States (“Mexico”), authorized by its corporate purpose to execute this Agreement; and the execution thereof is included within its corporate purpose.
(b) Its representative Mr. Pablo Manzur y Bernabeu, has sufficient powers and authority to enter into this Agreement.
(c) On May 26, 2011, unanimous resolutions of the shareholders of Satmex, adopted in lieu of a Shareholders Meeting were executed, whereby it was resolved among other matters, (i) the agreements related to the merger of Satmex, as surviving entity, with Satmex Escrow, as merged entity, and (ii) the execution and authorization of this Agreement, and therefore, it is its intention to enter into this Agreement under the terms and conditions set forth herein.
II. Satmex Escrow, through its special representative, hereby represents that:
(a) It is a corporation duly existing under the laws of the Mexico, authorized by its corporate purpose to execute this Agreement; and the execution thereof is included within its corporate purpose.
(b) Its representatives Messrs. Luis Fernando Stein Velasco and Pablo Manzur y Bernabeu, have sufficient powers and authority to enter into this Agreement.
(c) On May 26, 2011, unanimous resolutions of the shareholders of Satmex Escrow, adopted in lieu of a Shareholders Meeting were executed, whereby it was resolved among other matters, (i) the agreements related to the merger of Satmex Escrow, as merged entity, with Satmex, as surviving entity, and (ii) the execution and authorization of this Agreement, and therefore, it is its intention to enter into this Agreement under the terms and conditions set forth herein.

III. Both parties declare, that:
They wish to enter into this Agreement, pursuant to the following:
CLAUSES
FIRST. Satmex and Satmex Escrow, by virtue of this Agreement and in accordance with the unanimous resolutions adopted in lieu of a Shareholders Meeting executed on May 26, 2011 by their corresponding shareholders, agree to merge, subsisting Satmex, as the surviving entity, and extinguishing Satmex Escrow, as the merged entity.
SECOND. The merger of Satmex and Satmex Escrow will become effective (i) among the surviving entity and merged entity, and their shareholders as of May 26, 2011, and (ii) with respect to third parties, on that same date provided that the public deeds containing the formalization of the merger agreements have been registered before the Public Registry of Commerce of the corporate domicile of the surviving and merged entities, in virtue that the consent to the merger by all of the creditors of both companies has been granted, based on article 225 of the General Law of Business Organizations.
The merger will be performed based on the balance sheet of each of the entities as of April 30, 2011, which have been approved by the shareholders of such entities through the execution of unanimous resolutions adopted in lieu of a Shareholders Meeting on May 26, 2011, and will occur in accordance with the financial statements of Satmex and Satmex Escrow dated on such date. The foregoing, provided that the amounts in such balance sheet, as appropriate, will be adjusted and updated accordingly to the amounts effectively reflected thereof on the date the merger becomes effective, this is, with amounts as of May 26, 2011;
THIRD. Satmex and Satmex Escrow agree that the debts owned reciprocally regarding immediately payable obligations will be extinguished by compensation before the merger, by ministry of law, as specified in articles 2185 and 2186 of the Federal Civil Code (Código Civil Federal). In case any remaining debt exists, it will be extinguished by confusion in the moment that the merger is effective, this is, as of May 26, 2011.
FOURTH. As a result of the merger, all and each of the rights, goods, agreements, assets, liabilities, shares, privileges, and guarantees, and everything that legally and factually is considered to be part of the patrimony of Satmex Escrow, without limitation, will be acquire as universal title (título universal) by Satmex on May 26, 2011.
Therefore, Satmex will take over each and all of the assets and liabilities of Satmex Escrow and will subrogate in all of its rights and obligations, including pending bills, that correspond to Satmex Escrow, and same will continue to exist together with those guarantees granted and implied obligations under any agreements, authorizations, licenses, permits and, in general, acts or operations performed by Satmex Escrow, and Satmex will take over and agree in all terms all assets, liabilities and responsibilities of Satmex Escrow, as of May 26, 2011.
FIFTH. The capital stock of Satmex will not suffer any amendment, in virtue of (i) the capital stock of Satmex Escrow is the amount of $50,000.00 MexCy (fifty thousand pesos 00/100 Mexican Currency), (ii) Satmex has contributed $49,999.00 Mexcy (forty nine thousand nine hundred nine pesos 00/100 Mexican Currency) to the capital stock of Satmex Escrow; and (iii) the share owned by SMVS-Administración will be cancelled and reimbursed.

Therefore, as a result of the merger and by virtue of it, on May 262011, all of the shares issued by Satmex Escrow, S.A. de C.V., will be extinguished, and all of the share certificates representing the capital stock of such entity shall be cancelled.
SIXTH. In compliance with the provisions set forth in article 223 of the General Law of Business Organizations, the merger agreements approved by the shareholders of Satmex and Satmex Escrow, respectively, by unanimous resolutions in lieu of a shareholders meeting taken on May 26, 2011, shall be published at the Federal Official Gazette (Diario Oficial de la Federación) and, once formalized, shall be registered before the Public Registry of Commerce of the corporate domicile of such entities.
SEVENTH. In all matters not provided in this Agreement the provisions of the General Law of Business Organizations and, supplementary, the Commerce Code (Código de Comercio) and the Federal Civil Code (Código Civil Federal) shall apply.
EIGHTH. It is the intention of the parties that the laws of Mexico shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereof.
Have been read the abovementioned, the parties hereby ratify and sign at the Federal District, Mexico, on May 26 2011.

Satélites Mexicanos, S.A. de C.V.		Satmex Escrow, S.A. de C.V.

By:	/s/ Pablo Manzur y Bernabeu Name: Pablo Manzur y Bernabeu	By:	/s/ Luis Fernando Stein Velasco Name: Luis Fernando Stein Velasco
	Position: Legal representative		Position: Legal representative

		By:	Pablo Manzur y Bernabeu Name: Pablo Manzur y Bernabeu
Position: Legal representative

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